UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Note A:	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants, Investment Plan Committee, and Plan Administrator of the
Eastman Investment and Employee Stock Ownership Plan
Kingsport, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan (the "Plan") as of December 31, 2024, the related statement of changes in net assets available for benefits for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit, included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of Eastman Investment and Employee Stock Ownership Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2025

New York, New York
June 27, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Investment Plan Committee, and Plan Administrator of the
Eastman Investment and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Eastman Investment and Employee Stock Ownership Plan (the "Plan") as of December 31, 2023 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits for the Plan as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provided a reasonable basis for our opinion.

/s/ ArmaninoLLP

St. Louis, Missouri
June 27, 2024

We began serving as the Plan's auditor in 2014 and became the predecessor auditor in 2025.

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2024 and 2023
(in thousands)

		2024			2023
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$2,783,486	$171,827	$2,955,313	$2,538,279	$171,070	$2,709,349

Investments at contract value	479,647	—	479,647	577,532	—	577,532

Total investments	3,263,133	171,827	3,434,960	3,115,811	171,070	3,286,881

Receivables:

Plan sponsor contributions	40,331	15,463	55,794	37,871	14,962	52,833

Notes receivable from participants	49,845	—	49,845	49,372	—	49,372

Other receivables	2,229	1,557	3,786	2,623	1,540	4,163

Total assets	3,355,538	188,847	3,544,385	3,205,677	187,572	3,393,249

Liabilities

Other liabilities	812	1,570	2,382	1,254	1,526	2,780

Total liabilities	812	1,570	2,382	1,254	1,526	2,780

Net assets available for benefits	$3,354,726	$187,277	$3,542,003	$3,204,423	$186,046	$3,390,469

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2024
(in thousands)

		2024
		Non-
	Participant	participant
	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$11,852	$—	$11,852
Dividends	6,174	6,311	12,485
Net appreciation in fair value of investments	373,547	5,324	378,871
Net investment gain	391,573	11,635	403,208
Interest income from notes receivable	3,740	—	3,740
Participant contributions	125,245	—	125,245
Plan sponsor contributions	65,299	15,463	80,762
Total additions	585,857	27,098	612,955

Deductions from net assets:

Distributions to and withdrawals by participants	444,682	16,104	460,786
Administrative expenses	635	—	635
Total deductions	445,317	16,104	461,421
Net increase in net assets	140,540	10,994	151,534
Transfers from non-participant directed	9,763	(9,763)	—
Net assets available for benefits at beginning of year	3,204,423	186,046	3,390,469
Net assets available for benefits at end of year	$3,354,726	$187,277	$3,542,003

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a), 401(k), and 4975(e)(7) of the Internal Revenue Code ("IRC"). All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994, and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts that are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Funds in the Plan's forfeiture account can be applied to reduce future contributions by the Company as well as cover the Plan's administrative expenses. The balance of the forfeiture account was $274,774 and $246,466 as of December 31, 2024, and 2023, respectively. After year-end, additional forfeitures were credited to the Plan in early 2025, increasing the available forfeiture balance to approximately $279,000. In 2025, the Plan Administrator applied the entire $279,000 balance toward reducing the Company's 2024 Retirement Savings Contribution ("RSC") obligation.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the RSC, be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The RSC is an annual contribution made by the Company equal to 5% of a participant's eligible Company Compensation. Participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan unless they affirmatively decline, or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants with a collective bargaining agreement will be eligible to receive a matching contribution from the Company equal to 100% of the first 7% of their pay that they contribute to the Plan each pay period. Participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 40%. Their contributions will be invested in a Vanguard Target Date Fund that has a target retirement date closest to the year in which the participant reaches age 65 until changed by the participant.

For additional information regarding the Plan, see the complete Plan documents.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Contributions and Vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued Company contributions for participant-directed funds of $40.3 million and for the non-participant-directed ESOP Fund of $15.5 million at December 31, 2024.

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of their qualifying compensation, as defined in the Plan, up to the statutory limit of $23,000 for 2024 and $22,500 for 2023, as permitted by the IRC. For the catch-up salary deferral, an eligible employee who attained the age of 50 before the close of the calendar year was allowed to defer up to an additional $7,500 in 2024 and 2023 of their qualifying compensation, as defined in the Plan, subject to certain IRC limitations. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in one or more of the following: common stock of Eastman, various mutual funds, or interest in a guaranteed investment contract fund (see Note 4, "Investments", and Note 5, "Synthetic Investment Contracts"). Participants may transfer amounts among the funds on any business day. Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 8, "Diversification from ESOP Fund"). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which may continue to be subject to the former plans' vesting requirements, as applicable.

The Plan requires that the RSC be contributed either to the employee's ESOP Fund accounts for the employee's first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Trust. No contributions in the 2024 plan year were made in shares of Eastman common stock. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Trust.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, Solutia Employees' Pension Plan, or Sterling Chemicals Pension Plan, qualified defined benefit plans also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC. All rollover contributions into the Plan must meet the applicable IRC requirements. Employees' rollover contributions were $11.0 million in 2024.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes Receivable from Participants

The Plan Trustee makes loans to participants in accordance with Plan provisions. The loans are reflected as notes receivable from participants. Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund. The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits, respectively.

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account. Additional limitations on the availability of loans may apply to individuals who are categorized as "insiders" for purposes of federal securities laws. In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates. The term of any notes receivable from participants is determined by IPCO and will not exceed five years. Notes receivable from participants transferred to the Plan from acquisitions carry terms applicable under that plan and may have terms that exceed five years. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $3.7 million in 2024. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024, or 2023. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan is reduced, and a benefit payment is recorded. At December 31, 2024, $49.8 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 9.50% and various maturity dates through January 2030. At December 31, 2023, $49.4 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 9.50% and various maturity dates through December 2028.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•Upon separation of service from Eastman for any reason other than death, the full value of a participant's account is distributed in a lump sum payment for participants whose account value is less than or equal to $1,000. Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date, but in no event later than April 1 of the calendar year following the year a participant attains age 73 or (2) to receive an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments. Participants with balances in the Eastman Stock Fund or the ESOP Fund may elect a lump sum distribution in Eastman common stock.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000. If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•Required minimum distributions must commence no later than April 1 of the calendar year following the year a participant attains age 73, unless the participant is still actively employed with the Company. This is in accordance with the required minimum distribution rules under Section 401(a)(9) of the IRC. The Plan requires participants to receive minimum distributions as prescribed by these rules to comply with federal tax regulations.

•Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral or burial expenses for a deceased parent, spouse, beneficiary or dependent of the participant, or payment of expenses for repair of damage to the participant's principal residence that would qualify as casualty losses under the IRC. Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

•The Trustee is authorized to honor qualified domestic relations orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund

ESOP Fund assets are invested primarily in Eastman common stock. Additionally, at the discretion of IPCO, assets may also be invested in various other securities or maintain positions in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan proceeds are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts that have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Dividends Attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a non-discriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Dividends paid in cash from the ESOP Fund are generally taxable to participants in the year received. To be eligible to request a hardship loan from the Plan, participants must elect to receive ESOP dividends in cash. This election must comply with Plan terms and applicable IRS regulations.

Allocations to Participants' ESOP Fund Accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•Plan Sponsor contributions made or invested in shares of Eastman common stock.

•Shares of Eastman common stock in the ESOP Fund include those purchased with assets from the spin-off from Eastman Kodak Company as well as those acquired through the release of funds from a loan in the Loan Suspense Account.

•An allocable share of short-term interest and money market funds held in the ESOP Fund for the purpose of paying expenses and for similar purposes.

•After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.
Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.
2.SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("GAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Policy and Valuation

The Plan's investments are stated at fair value except for its fully benefit-responsive investment contract, which is valued at contract value (see Note 5, "Synthetic Investment Contracts"). If available, quoted market prices are used to value investments. IPCO determines the Plan's valuation policies utilizing

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

information provided by Fidelity Investments and the Director of Global Treasury Operations and Investments (see Note 6, "Fair Value Measurement", for discussion of fair value measurements).

For investments in the ESOP Fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payments to Participants

Benefit payments to participants are recorded when paid.

3.RISKS AND UNCERTAINTIES

The Plan includes investments in common stock, mutual funds, collective investment trusts, and bonds, which are generally exposed to various risks, such as significant global events, interest rate fluctuations, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Included in investments at December 31, 2024, and 2023 are shares of the Plan Sponsor's common stock amounting to approximately $266 million and $268 million, respectively. This investment represents 7.7% and 8.2% of total investments at December 31, 2024 and 2023, respectively. A significant decline in the market value of the Plan Sponsor's stock would significantly affect the net assets available for benefits.

4.INVESTMENTS

At December 31, 2024 and 2023, the Plan's assets were invested in common stock, mutual funds, collective investment trusts, and a Managed Income Fund, which includes synthetic investment contracts (see Note 5, "Synthetic Investment Contracts"), as well as bonds. Subject to certain limitations, participants are provided the option of directing their contributions among the investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The following table presents the Plan's investments by type at December 31, 2024 and 2023, respectively.

(in thousands)	2024	2023

Cash and Cash Equivalents	$5,617	$5,115
Common stock - Eastman Chemical Company	265,688	268,315
Common stock - other	121,904	110,804
Mutual funds	169,871	620,431
Collective investment trusts	2,213,427	1,559,577
Managed Income Fund	479,647	577,532
Self-directed brokerage account - mutual funds	178,806	145,107
Total	$3,434,960	$3,286,881

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2024 and 2023:

Eastman Stock Fund
This participant-directed fund is primarily comprised of Eastman common stock. Purchases and sales of Eastman common stock are generally conducted on the open market, as selected by Plan participants. During 2024, the Trustee purchased 394,100 shares of Eastman common stock for the fund at an average price of $95.09 per share and sold 449,760 shares of Eastman common stock for the fund at an average price of $100.81 per share. Dividends paid from the Eastman Stock Fund totaled $3.3 million in 2024.

Eastman ESOP Fund
This non-participant directed fund primarily consists of Eastman common stock. Purchases and sales of Eastman common stock are generally conducted on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2024, the Trustee purchased 228,000 shares of Eastman common stock for the fund at an average price of $86.07 per share and sold 250,169 shares of Eastman common stock for the fund at an average price of $96.90 per share. Participants can elect to have the dividends paid in cash or reinvested back into the Eastman ESOP Fund.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

5.SYNTHETIC INVESTMENT CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts, totaling $480 million and $578 million at December 31, 2024 and 2023, respectively. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets or owns units of an account or trust which holds the invested assets. A synthetic investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets. Participants may redeem interest in this daily and there is no notice period on these redemptions.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate". Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically, this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:
•The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.
•The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•Complete or partial termination of the Plan.
•Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
•Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.
•Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.
•Exclusion of a group of previously eligible employees from eligibility in the Plan.
•Any early retirement program, group termination, group layoff, facility closing, or similar program.
•Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

6.FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value:

•Common stock: Valued at the closing price reported on the active market on which the individual securities are publicly traded.

•Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•Collective investment trusts: The Plan's collective trust investments are held in separate investment accounts, which are valued using the readily determinable fair value ("RDFV"). The RDFV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, target date funds, and short-term investments. The collective trust investments held by the Plan publish their RDFV daily and transact at that price.

•Self-directed brokerage account - mutual funds: Unit valuation based on the published underlying NAV of the mutual funds. These mutual funds are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2024 and 2023:

(in thousands)	December 31, 2024	December 31, 2023
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash and Cash Equivalents	$5,617	$5,115
Common stock - Eastman Chemical Company	265,688	268,315
Common stock - other	121,904	110,804
Mutual funds	169,871	620,431
Collective investment trusts	2,213,427	1,559,577
Self-directed brokerage account - mutual funds	178,806	145,107
Total	$2,955,313	$2,709,349

There are no redemption restrictions on the mutual fund investments or collective investment trusts. They are fully liquid and can be redeemed on a daily basis. There are no Level 2 or Level 3 investments at December 31, 2024 and 2023.

7.OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $3.8 million and $4.2 million at December 31, 2024 and 2023, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments. Other liabilities in the amount of $2.4 million and $2.8 million at December 31, 2024 and 2023, respectively, represent liabilities from the purchase of investments.

8.DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of their ESOP Fund account be transferred to other funds in the Plan without restrictions. In 2024, $9.8 million was transferred from the ESOP Fund within the Plan in connection with this program.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

9.PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed, and all participants will become 100% vested in their account balances in accordance with ERISA requirements.

10.FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Plan Sponsor by a letter dated May 11, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and the related trust is tax-exempt. No provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is subject to IRS audit for the current year and the preceding three plan years.

11.PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, are paid by the Plan. For both 2024 and 2023, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments are included in the cost of such securities or investments or deducted from the sales proceeds. Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances. Origination fees are deducted from the participant's account at the inception of the note receivable. Investment related fees are charged directly to the participant account via the investment NAV.

12.PARTIES-IN-INTEREST TRANSACTIONS

Under U.S. Department of Labor regulations, parties-in-interest are defined as fiduciaries of the Plan, any party rendering services to the Plan, the employer, and certain other related parties. Transactions between the Plan and parties-in-interest are subject to prohibited transaction rules but may qualify for exemptions under ERISA. The Plan does not reimburse administrative functions performed by Plan management or certain expenses paid directly by the Company.

Certain Plan investments include shares of mutual funds and collective investment trusts managed by the Trustee as defined by the Plan. These transactions qualify as parties-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules (see Note 3, "Risks and Uncertainties", and Note 4, "Investments").

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

13.SUBSEQUENT EVENTS

The Plan Administrator has evaluated events subsequent to December 31, 2024, through the date the financial statements were issued and determined that no additional disclosures are required.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	$2,034
*	Fidelity Management Trust Company	Interest Bearing Cash, Non-Participant directed	$1,481	1,481
	SSBK Govt Stif Fund	Interest Bearing Cash Equivalents	**	2,102
	Subtotal – Cash and Cash Equivalents			5,617
*	Eastman Chemical Company	Common Stock, Participant directed, 1,044 shares	**	95,342
*	Eastman Chemical Company	Common Stock, Non-Participant directed, 1,865 shares	$120,431	170,346
	Subtotal – Common Stock – Eastman Chemical Co			265,688
	Abbott Laboratories	Common Stock, 13 Shares	**	1,448
	Abbvie Inc	Common Stock, 13 Shares	**	2,308
	Accenture Plc Cl A	Common Stock, 2 Shares	**	612
	Air Products & Chemicals Inc	Common Stock, 8 Shares	**	2,343
	Alexandria Real Es Eq Inc Reit	Common Stock, 4 Shares	**	371
	American Express Co	Common Stock, 9 Shares	**	2,544
	Analog Devices Inc	Common Stock, 10 Shares	**	2,078
	Apple Inc	Common Stock, 1 Shares	**	325
	Ares Management Corp Cl A	Common Stock, 8 Shares	**	1,460
	Arthur J Gallaghar And Co	Common Stock, 3 Shares	**	970
	Avalonbay Communities Inc Reit	Common Stock, 3 Shares	**	597
	Bank Of America Corporation	Common Stock, 80 Shares	**	3,534
	Bank Of New York Mellon Corp	Common Stock, 10 Shares	**	744
	Becton Dickinson & Co	Common Stock, 5 Shares	**	1,092
	Blackrock Inc	Common Stock, 2 Shares	**	1,601
	Blackstone Inc	Common Stock, 10 Shares	**	1,748
	Bristol-Myers Squibb Co	Common Stock, 39 Shares	**	2,183
	Capital One Financial Corp	Common Stock, 9 Shares	**	1,646
	Cencora Inc	Common Stock, 3 Shares	**	616
	Chevron Corp	Common Stock, 17 Shares	**	2,412
	Chubb Ltd	Common Stock, 4 Shares	**	1,099
	Cigna Group (The)	Common Stock, 4 Shares	**	1,225
	Cme Group Inc Cl A	Common Stock, 3 Shares	**	666
	Cms Energy Corp	Common Stock, 12 Shares	**	820
	Coca Cola Co	Common Stock, 19 Shares	**	1,161
	Comcast Corp Cl A	Common Stock, 54 Shares	**	2,035
	Conocophillips	Common Stock, 27 Shares	**	2,641
	Corning Inc	Common Stock, 23 Shares	**	1,106
	Cvs Health Corp	Common Stock, 22 Shares	**	965
	Deere & Co	Common Stock, 5 Shares	**	2,210
	Dominion Energy Inc	Common Stock, 23 Shares	**	1,264
	Dover Corp	Common Stock, 10 Shares	**	1,908
	Eaton Corp Plc	Common Stock, 5 Shares	**	1,754
	Eli Lilly & Co	Common Stock, 1 Shares	**	556
	Eog Resources Inc	Common Stock, 14 Shares	**	1,770
	Exxon Mobil Corp	Common Stock, 14 Shares	**	1,524
	General Dynamics Corporation	Common Stock, 7 Shares	**	1,959
	Goldman Sachs Group Inc	Common Stock, 1 Shares	**	848
	Hartford Insurance Group Inc/The	Common Stock, 2 Shares	**	262

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Hershey Co (The)	Common Stock, 4 Shares	**	677
	Home Depot Inc	Common Stock, 5 Shares	**	1,900
	Honeywell Intl Inc	Common Stock, 6 Shares	**	1,442
	Intl Bus Mach Corp	Common Stock, 3 Shares	**	684
	Johnson & Johnson	Common Stock, 12 Shares	**	1,768
	Lam Research Corp	Common Stock, 4 Shares	**	302
	Lowes Cos Inc	Common Stock, 9 Shares	**	2,262
	Marsh & Mclennan Cos Inc	Common Stock, 3 Shares	**	550
	Mcdonalds Corp	Common Stock, 7 Shares	**	1,972
	Medtronic Plc	Common Stock, 12 Shares	**	951
	Merck & Co Inc New	Common Stock, 9 Shares	**	863
	Metlife Inc	Common Stock, 8 Shares	**	645
	Microchip Technology	Common Stock, 18 Shares	**	1,033
	Microsoft Corp	Common Stock, 4 Shares	**	1,893
	Mondelez Intl Inc	Common Stock, 15 Shares	**	878
	Morgan Stanley	Common Stock, 22 Shares	**	2,802
	Nextera Energy	Common Stock, 20 Shares	**	1,456
	Nike Inc Cl B	Common Stock, 2 Shares	**	133
	Norfolk Southern Corp	Common Stock, 10 Shares	**	2,330
	Northrop Grumman Corp	Common Stock, 1 Shares	**	575
	Nxp Semiconductors Nv	Common Stock, 5 Shares	**	1,006
	Parker Hannifin Corp	Common Stock, 2 Shares	**	1,373
	Pepsico Inc	Common Stock, 6 Shares	**	878
	Philip Morris Intl Inc	Common Stock, 20 Shares	**	2,426
	Pnc Financial Services Grp Inc	Common Stock, 11 Shares	**	2,156
	Ppg Industries Inc	Common Stock, 5 Shares	**	621
	Procter & Gamble Co	Common Stock, 11 Shares	**	1,798
	Progressive Corp Ohio	Common Stock, 3 Shares	**	755
	Prologis Inc Reit	Common Stock, 8 Shares	**	844
	Public Svc Enterprise Grp Inc	Common Stock, 12 Shares	**	976
	Quest Diagnostics Inc	Common Stock, 1 Shares	**	123
	Republic Services Inc	Common Stock, 3 Shares	**	552
	Rtx Corp	Common Stock, 11 Shares	**	1,329
	Schwab Charles Corp	Common Stock, 35 Shares	**	2,601
	Seagate Technology Holdings Plc	Common Stock, 10 Shares	**	894
	Texas Instruments Inc	Common Stock, 9 Shares	**	1,671
	Tjx Companies Inc New	Common Stock, 16 Shares	**	1,980
	Travelers Companies Inc	Common Stock, 3 Shares	**	786
	Truist Finl Corp	Common Stock, 38 Shares	**	1,665
	Union Pacific Corp	Common Stock, 6 Shares	**	1,405
	United Parcel Service Inc Cl B	Common Stock, 15 Shares	**	1,867
	Unitedhealth Group Inc	Common Stock, 7 Shares	**	3,331
	Ventas Inc Reit	Common Stock, 16 Shares	**	922
	Verizon Communications Inc	Common Stock, 18 Shares	**	733
	Walmart Inc	Common Stock, 17 Shares	**	1,576
	Wells Fargo & Co	Common Stock, 61 Shares	**	4,310

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Xcel Energy Inc	Common Stock, 16 Shares	**	1,070
	Yum Brands Inc	Common Stock, 5 Shares	**	735
	Subtotal – Common Stock – Other			121,904
	DODGE & COX STOCK FUND	Registered Investment Company 483 Shares	**	124,238
*	FID GOVT MMKT	Registered Investment Company 234 Shares	**	234
*	FID US BOND INDX	Registered Investment Company 3,080 Shares	**	31,473
*	FID 500 INDEX	Registered Investment Company 54 Shares	**	11,126
*	FID EXT MKT IDX	Registered Investment Company 31 Shares	**	2,800
	Subtotal – Mutual Funds			169,871
	ARROWST ACWI EX-US A	Collective Investment Trust 333 Shares	**	65,387
	BTC STR COMP NL M	Collective Investment Trust 140 Shares	**	1,873
*	FID BLUE CHIP GR POOL	Collective Investment Trust 3,581 Shares	**	178,989
	Hotchkis & Wiley Small Cap Diversified V Class F	Collective Investment Trust 3,551 Shares	**	42,122
	LOOMIS SAYLES & CO SMC GWTH C	Collective Investment Trust 2,649 Shares	**	69,327
	PRU CORE PL BD CL 5	Collective Investment Trust 296 Shares	**	55,035
*	SP 500 INDEX PL CL D	Collective Investment Trust 1,581 Shares	**	435,928
*	SP GLB EXUS IDX CL D	Collective Investment Trust 200 Shares	**	28,011
*	SP EXT MKT IDX CL D	Collective Investment Trust 452 Shares	**	77,176
	VANGUARD TARGET INC	Collective Investment Trust 804 Shares	**	45,056
	VANGUARD TARGET 2020	Collective Investment Trust 633 Shares	**	46,654
	VANGUARD TARGET 2025	Collective Investment Trust 1,507 Shares	**	122,668
	VANGUARD TARGET 2030	Collective Investment Trust 2,601 Shares	**	229,921
	VANGUARD TARGET 2035	Collective Investment Trust 1,935 Shares	**	185,429
	VANGUARD TARGET 2040	Collective Investment Trust 1,520 Shares	**	155,754
	VANGUARD TARGET 2045	Collective Investment Trust 1,186 Shares	**	126,968
	VANGUARD TARGET 2050	Collective Investment Trust 1,435 Shares	**	156,046
	VANGUARD TARGET 2055	Collective Investment Trust 923 Shares	**	100,270
	VANGUARD TARGET 2060	Collective Investment Trust 1,042 Shares	**	68,157
	VANGUARD TARGET 2065	Collective Investment Trust 452 Shares	**	18,246
	VANGUARD TARGET 2070	Collective Investment Trust 180 Shares	**	4,410
	Subtotal – Collective Investment Trusts			2,213,427
*	(Cash)	Cash	**	1,325
	7 ELEVEN INC 0.95% 02/10/2026 144A	Corporate Bond 0.95% 2/10/26	**	583
	7 ELEVEN INC 1.3% 02/10/2028 144A	Corporate Bond 1.30% 2/10/28	**	678
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	Corporate Bond 2.45% 10/29/26	**	394
	AERCAP IRELAND CAP LTD / AERCAP GLOBAL AVIATION TR	Corporate Bond 6.45% 4/15/27	**	1,546
	AIR LEASE CORP 2.2% 01/15/2027	Corporate Bond 2.20% 1/15/27	**	695
	ALLY AUTO RECEIVABLES TRUST 2024-1 5.08% 12/15/202	Mortgage Backed Security 5.08% 12/15/28	**	250
	AMERICAN EXPRESS CO 2.55% 03/04/2027	Corporate Bond 2.55% 3/04/27	**	1,317
	AMERICAN EXPRESS CR ACC MST TR 4.87% 05/15/2028	Mortgage Backed Security 4.87% 5/15/28	**	834
	AMERICAN EXPRESS CR ACC MST TR 5.23% 04/15/2029	Mortgage Backed Security 5.23% 4/15/29	**	1,323

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	AMERICAN EXPRESS CR ACC MST TR 5.23% 09/15/2028	Mortgage Backed Security 5.23% 9/15/28	**	1,653
	AMERICAN GENERAL LIFE	Synthetic GIC - 2.425% (fair value to contract value)	**	2,914
	AMGEN INC 5.15% 03/02/2028	Corporate Bond 5.15% 3/02/28	**	372
	AMPHENOL CORPORATION NEW 5.05% 04/05/2027	Corporate Bond 5.05% 4/05/27	**	234
	AMPHENOL CORPORATION NEW 5.05% 04/05/2029	Corporate Bond 5.05% 4/05/29	**	336
	AT&T INC 1.65% 02/01/2028	Corporate Bond 1.65% 2/01/28	**	1,578
	ATHENE GLOBAL FUNDING 1.73% 10/02/2026 144A	Corporate Bond 1.73% 10/02/26	**	1,770
	ATHENE GLOBAL FUNDING 4.721% 10/08/2029 144A	Corporate Bond 4.72% 10/08/29	**	986
	BA CR CARD TR 4.79% 05/15/2028	Mortgage Backed Security 4.79% 5/15/28	**	604
	BA CR CARD TR 4.98% 11/15/2028	Mortgage Backed Security 4.98% 11/15/28	**	795
	BAE SYSTEMS PLC 5% 03/26/2027 144A	Corporate Bond 5.00% 3/26/27	**	461
	BAE SYSTEMS PLC 5.125% 03/26/2029 144A	Corporate Bond 5.13% 3/26/29	**	428
	BAKER HUGHES A GE CO LLC / CO-OBLIGOR INC 2.061% 1	Corporate Bond 2.06% 12/15/26	**	338
	BANCO SANTANDER SA 1.722%/VAR 09/14/2027	Corporate Bond 1.72% 9/14/27	**	951
	BANK OF AMERICA CORPORATION 1.197%/VAR 10/24/2026	Corporate Bond 1.20% 10/24/26	**	2,714
	BANK OF AMERICA CORPORATION 1.734%/VAR 07/22/2027	Corporate Bond 1.73% 7/22/27	**	1,336
	BANK OF AMERICA CORPORATION 2.551%/VAR 02/04/2028	Corporate Bond 2.55% 2/04/28	**	1,831
	BANK OF AMERICA CORPORATION 4.948%/VAR 07/22/2028	Corporate Bond 4.95% 7/22/28	**	2,458
	BANK OF MONTREAL QUE 0.949%/VAR 01/22/2027	Corporate Bond 0.95% 1/22/27	**	965
	BANQUE FED CRED MUTUEL PARIS 5.194% 02/16/2028 144	Corporate Bond 5.19% 2/16/28	**	1,028
	BARCLAYS PLC 2.279%/VAR 11/24/2027	Corporate Bond 2.28% 11/24/27	**	1,840
	BARCLAYS PLC 2.852%/VAR 05/07/2026	Corporate Bond 2.85% 5/07/26	**	967
	BAT INTL FINANCE PLC 1.668% 03/25/2026	Corporate Bond 1.67% 3/25/26	**	1,933
	BENCHMARK MORTGAGE TRUST 2018-B7 A2 4.377% 05/15/2	Mortgage Backed Security 4.38% 5/15/53	**	712
	BENCHMARK MTG TR 2018-B2 A2 3.6623% 02/15/2051	Mortgage Backed Security 3.66% 2/15/51	**	27
	BENCHMARK MTG TR 2018-B8 A2 4.149% 01/15/2052	Mortgage Backed Security 4.15% 1/15/52	**	257
	BMW VECHILE OWNER TRUST 2023-A 5.47% 02/25/2028	Mortgage Backed Security 5.47% 2/25/28	**	218
	BNP PARIBAS 1.323%/VAR 01/13/2027 144A	Corporate Bond 1.32% 1/13/27	**	1,489
	BOEING CO 6.259% 05/01/2027	Corporate Bond 6.26% 5/01/27	**	117
	BOFA AUTO TR 2024-1A A3 5.35% 11/15/2028 144A	Mortgage Backed Security 5.35% 11/15/28	**	90
	BPCE SA 2.045%/VAR 10/19/2027 144A	Corporate Bond 2.04% 10/19/27	**	1,262

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	BRISTOL-MYERS SQUIBB CO 4.9% 02/22/2027	Corporate Bond 4.90% 2/22/27	**	929
	BRISTOL-MYERS SQUIBB CO 4.9% 02/22/2029	Corporate Bond 4.90% 2/22/29	**	677
	BROADCOM INC 4.15% 02/15/2028	Corporate Bond 4.15% 2/15/28	**	1,077
	BROADCOM INC 5.05% 07/12/2029	Corporate Bond 5.05% 7/12/29	**	959
	BX 2021-BXMF TSFR1M+75.041 10/15/2026 144A	Mortgage Backed Security 5.15% 10/15/26	**	643
	BX COML MTG TR 2024-GPA3 A TSFR1M+149.25 12/15/202	Mortgage Backed Security 5.80% 12/15/39	**	129
	BX COMMERCIAL MORTGAGE TRUST 2021-PAC TSFR1M+80.35	Mortgage Backed Security 5.20% 10/15/36	**	873
	BX COMMERCIAL MORTGAGE TRUST 22-LP2 A TSFR1M+96.27	Mortgage Backed Security 5.41% 2/15/39	**	806
	BX TR 2021-ACNT TSFR1M+96.448 11/15/2026 144A	Mortgage Backed Security 5.36% 11/15/38	**	742
	CA ST 2.40% 10/1/2025	Municipal Bond 2.40% 10/01/25	**	1,175
	CANADIAN IMPERIAL BK OF COMM 3.45% 04/07/2027	Corporate Bond 3.45% 4/07/27	**	2,157
	CANADIAN IMPERIAL BK OF COMM 5.237% 06/28/2027	Corporate Bond 5.24% 6/28/27	**	1,011
	CANADIAN NATL RESOURCES LTD 5% 12/15/2029 144A	Corporate Bond 5.00% 12/15/29	**	369
	CANADIAN PAC RY CO 1.75% 12/02/2026	Corporate Bond 1.75% 12/02/26	**	395
	CAPITAL ONE FINANCIAL CORP 1.878%/VAR 11/02/2027	Corporate Bond 1.88% 11/02/27	**	2,180
	CAPITAL ONE FINANCIAL CORP 4.985%/VAR 07/24/2026	Corporate Bond 4.99% 7/24/26	**	641
	CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2023-2 5.	Mortgage Backed Security 5.82% 6/15/28	**	1,311
	CARMAX AUTO OWNER TR 2023-2 5.05% 01/18/2028	Mortgage Backed Security 5.05% 1/18/28	**	1,559
	CARMAX AUTO OWNER TR 2023-4 6% 07/17/2028	Mortgage Backed Security 6.00% 7/17/28	**	261
	CARMAX AUTO OWNER TR 2024-2 5.5% 01/16/2029	Mortgage Backed Security 5.50% 1/16/29	**	179
	CARMAX AUTO OWNER TRUST 2024-1 4.92% 10/16/2028	Mortgage Backed Security 4.92% 10/16/28	**	603
	CARMX 2023-3 A3 5.28% 05/15/2028	Mortgage Backed Security 5.28% 5/15/28	**	1,028
	CHASE AUTO OWNER TRUST 2024-1 5.13% 05/25/2029 144	Mortgage Backed Security 5.13% 5/25/29	**	233
	CHASE AUTO OWNER TRUST 5.22% 07/25/2029 144A	Mortgage Backed Security 5.22% 7/25/29	**	899
	CHASE ISSUANCE TR 5.08% 09/15/2030	Mortgage Backed Security 5.08% 9/15/30	**	1,768
	CHASE ISSUANCE TR 5.16% 09/15/2028	Mortgage Backed Security 5.16% 9/15/28	**	1,941
	CITIBANK CR CARD ISSUANCE TR 5.23% 12/08/2027	Mortgage Backed Security 5.23% 12/08/27	**	607
	CITIGROUP COML MTG TR 2016-GC36 AAB 3.368% 02/10/2	Mortgage Backed Security 3.37% 2/10/49	**	139
	CITIGROUP INC 3.106%/VAR 04/08/2026	Corporate Bond 3.11% 4/08/26	**	1,704
	CITIZENS AUTO RECEIVABLES TRUST 2024-1 5.11% 04/17	Mortgage Backed Security 5.11% 4/17/28	**	605

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	CITIZENS AUTO RECEIVABLES TRUST 2024-2 5.33% 08/15	Mortgage Backed Security 5.33% 8/15/28	**	291
	CITIZENS BANK NA 2.25% 04/28/2025	Corporate Bond 2.25% 4/28/25	**	364
	COOPERATIEVE RABOBANK UA 1.98%/VAR 12/15/2027 144A	Corporate Bond 1.98% 12/15/27	**	1,810
	COREBRIDGE FINANCIAL INC 3.65% 04/05/2027	Corporate Bond 3.65% 4/05/27	**	287
	COREBRIDGE GLOBAL FUNDING 4.65% 08/20/2027 144A	Corporate Bond 4.65% 8/20/27	**	441
	DAIMLER TRUCKS FINANCE NORTH AMERICA LLC 5.125% 09	Corporate Bond 5.13% 9/25/27	**	412
	DAIMLER TRUCKS RETAIL TRUST 2024-1 5.49% 12/15/202	Mortgage Backed Security 5.49% 12/15/27	**	844
	DEERE JOHN CAPITAL CORP 4.75% 06/08/2026	Corporate Bond 4.75% 6/08/26	**	671
	DELL EQUIP FIN TR 2023-2 5.65% 01/22/2029 144A	Mortgage Backed Security 5.65% 1/22/29	**	477
	DELL EQUIPMENT FINANCE TRUST 2023-3 5.93% 04/23/20	Mortgage Backed Security 5.93% 4/23/29	**	667
	DELL EQUIPMENT FINANCE TRUST 24-1 5.39% 03/22/2030	Mortgage Backed Security 5.39% 3/22/30	**	391
	DEUTSCHE BANK AG NEW YORK BNCH 2.129%/VAR 11/24/20	Corporate Bond 2.13% 11/24/26	**	1,240
	DEUTSCHE BANK AG NEW YORK BNCH 2.311%/VAR 11/16/20	Corporate Bond 2.31% 11/16/27	**	1,325
	DLLAA 2023-1A 5.64% 02/22/2028 144A	Mortgage Backed Security 5.64% 2/22/28	**	119
	DLLAD 2024-1 LLC 5.3% 07/20/2029 144A	Mortgage Backed Security 5.30% 7/20/29	**	76
	DLLMT 2024-1 LLC 4.84% 08/21/2028 144A	Mortgage Backed Security 4.84% 8/21/28	**	448
	DNB BANK ASA 1.535%/VAR 05/25/2027 144A	Corporate Bond 1.54% 5/25/27	**	916
	DNB BANK ASA 1.605%/VAR 03/30/2028 144A	Corporate Bond 1.60% 3/30/28	**	1,719
	DOLLAR GEN CORP NEW 4.625% 11/01/2027	Corporate Bond 4.63% 11/01/27	**	1,242
	DTE ENERGY CO 4.95% 07/01/2027	Corporate Bond 4.95% 7/01/27	**	406
	DUKE ENERGY CORP NEW 4.3% 03/15/2028	Corporate Bond 4.30% 3/15/28	**	1,061
	ELP COMMERCIAL MORTGAGE TRUST 2021-ELP TSFR1M+81.5	Mortgage Backed Security 5.21% 11/15/38	**	1,188
	ENBRIDGE INC 5.25% 04/05/2027	Corporate Bond 5.25% 4/05/27	**	666
	ENBRIDGE INC 5.3% 04/05/2029	Corporate Bond 5.30% 4/05/29	**	555
	ENBRIDGE INC 5.9% 11/15/2026	Corporate Bond 5.90% 11/15/26	**	579
	EQUINOR ASA 1.75% 01/22/2026	Corporate Bond 1.75% 1/22/26	**	274
	EQUITABLE FINANCIAL LIFE GLOBAL FUNDING 1.7% 11/12	Corporate Bond 1.70% 11/12/26	**	1,149
	EXELON CORP 2.75% 03/15/2027	Corporate Bond 2.75% 3/15/27	**	142
	EXELON CORP 5.15% 03/15/2029	Corporate Bond 5.15% 3/15/29	**	302
	FEDERAL HOME LN MTG MLT CTF GT 2019-4872 AB 4% 08/	Mortgage Backed Security 4.00% 8/15/47	**	387
	FEDERAL HOME LN MTG MLT CTF GT 3% 07/25/2039	Mortgage Backed Security 3.00% 7/25/39	**	544
	FEDERAL HOME LN MTG MLT CTF GT 3.0% 05/15/2045	Mortgage Backed Security 3.00% 5/15/45	**	224

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FEDERAL HOME LN MTG MLT CTF GT 4% 07/15/2047	Mortgage Backed Security 4.00% 7/15/47	**	383
	FEDERAL HOME LN MTG MLT CTF GT 4847 CA 3.5% 11/15/	Mortgage Backed Security 3.50% 11/15/45	**	191
	FEDERAL HOME LN MTGE CORP 4765 QA 3% 02/15/2046	Mortgage Backed Security 3.00% 2/15/46	**	645
	FEDERAL NAT MTG ASN GTD REM 2011-26 PA 4.5% 04/25/	Mortgage Backed Security 4.50% 4/25/41	**	179
	FEDERAL NAT MTG ASN GTD REM 2017-97 P 3% 01/25/204	Mortgage Backed Security 3.00% 1/25/47	**	601
	FEDERAL NAT MTG ASN GTD REM PA 1.85% 05/25/2033	Mortgage Backed Security 1.85% 5/25/33	**	340
	FEDERAL NAT MTG ASN GTD REM PA 2% 06/25/2035	Mortgage Backed Security 2.00% 6/25/35	**	729
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 05/25/2045	Mortgage Backed Security 2.50% 5/25/45	**	553
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 10/25/2039	Mortgage Backed Security 2.50% 10/25/39	**	374
	FEDERAL NAT MTG ASN GTD REM PA 2017-11 HA 3.5% 12/	Mortgage Backed Security 3.50% 12/25/45	**	541
	FEDERAL NAT MTG ASN GTD REM PA 2018-3 LP 3% 02/25/	Mortgage Backed Security 3.00% 2/25/47	**	931
	FEDERAL NAT MTG ASN GTD REM PA 2019-14 DA 4% 03/25	Mortgage Backed Security 4.00% 3/25/48	**	268
	FEDERAL NAT MTG ASN GTD REM PA 2019-38 AB 3% 07/25	Mortgage Backed Security 3.00% 7/25/39	**	701
	FEDERAL NAT MTG ASN GTD REM PA 3% 03/25/2048	Mortgage Backed Security 3.00% 3/25/48	**	1,175
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 04/25/2044	Mortgage Backed Security 3.00% 4/25/44	**	137
	FEDERAL NAT MTG ASN GTD REM PA 3.5% 02/25/2046	Mortgage Backed Security 3.50% 2/25/46	**	260
	FEDERAL NAT MTG ASN GTD REM PA 4% 11/25/2048	Mortgage Backed Security 4.00% 11/25/48	**	323
	FEDERAL NATL MTG AS GTD RE PTT 2016-105 PA 3.5% 04	Mortgage Backed Security 3.50% 4/25/45	**	257
	FEDERAL NATL MTG AS GTD RE PTT 2018-11 LA 3.5% 07/	Mortgage Backed Security 3.50% 7/25/45	**	358
	FHLG 15YR 2.5% 01/01/2028#SB0799	Government Bond 2.50% 1/01/28	**	102
	FHLG 15YR 2.5% 12/01/2031#SB0093	Government Bond 2.50% 12/01/31	**	648
	FHLG 15YR 3% 03/01/2033#SB0181	Government Bond 3.00% 3/01/33	**	1,225
	FHLG 15YR 3% 05/01/2033#G16550	Government Bond 3.00% 5/01/33	**	418
	FHLG 20YR 3% 11/01/2033#G30872	Government Bond 3.00% 11/01/33	**	454
	FHLG 20YR 3.5% 06/01/2032#C91456	Government Bond 3.50% 6/01/32	**	294
	FHLG 20YR 3.5% 07/01/2032#G31067	Government Bond 3.50% 7/01/32	**	191
	FHLG 25YR 5.50% 7/35 #G05815	Government Bond 5.50% 7/01/35	**	17
	FHLG 5.50% 3/34 #G01665	Government Bond 5.50% 3/01/34	**	27
	FHLG 5.50% 5/34 #Z40042	Government Bond 5.50% 5/01/34	**	200
	FHR 3415 PC 5% 12/37	Mortgage Backed Security 5.00% 12/15/37	**	23
	FIDELITY SHORT TERM CASH FUND	Fid Inst Cash Port: MM Fund Class 1 SHS F/N/A	**	7,115
	FNMA 6.50% 7/32 #545762	Mortgage Backed Security 6.50% 7/01/32	**	2
	FNMA 6.50% 7/35 #745092	Mortgage Backed Security 6.50% 7/01/35	**	3
	FNMA 6.50% 12/32 #735415	Mortgage Backed Security 6.50% 12/01/32	**	3

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNMA 15YR 2% 02/01/2028#FS3865	Mortgage Backed Security 2.00% 2/01/28	**	122
	FNMA 15YR 2.5% 01/01/2028#FS3867	Mortgage Backed Security 2.50% 1/01/28	**	131
	FNMA 15YR 2.5% 01/01/2029#	Mortgage Backed Security 2.50% 1/01/29	**	255
	FNMA 15YR 2.5% 10/01/2031#AS8010	Mortgage Backed Security 2.50% 10/01/31	**	279
	FNMA 15YR 3% 02/01/2033#BM5108	Mortgage Backed Security 3.00% 2/01/33	**	1,560
	FNMA 15YR 3% 12/01/2032#BM5109	Mortgage Backed Security 3.00% 12/01/32	**	1,513
	FNMA 15YR 3.5% 02/01/2033#FM9794	Mortgage Backed Security 3.50% 2/01/33	**	220
	FNMA 15YR 3.5% 09/01/2029#AL5878	Mortgage Backed Security 3.50% 9/01/29	**	126
	FNMA 15YR 3.5% 11/01/2030#AL7688	Mortgage Backed Security 3.50% 11/01/30	**	116
	FNMA 15YR 3.5% 12/01/2028#AV1907	Mortgage Backed Security 3.50% 12/01/28	**	4
	FNMA 15YR 4% 02/01/2034#FM3001	Mortgage Backed Security 4.00% 2/01/34	**	681
	FNMA 15YR 4% 03/01/2034#FM2867	Mortgage Backed Security 4.00% 3/01/34	**	1,496
	FNMA 15YR 4.5% 11/01/2025#AL8242	Mortgage Backed Security 4.50% 11/01/25	**	1
	FNMA 20YR 2.5% 01/01/2033#AL2974	Mortgage Backed Security 2.50% 1/01/33	**	121
	FNMA 20YR 2.5% 01/01/2033#AL2975	Mortgage Backed Security 2.50% 1/01/33	**	152
	FNMA 20YR 2.5% 01/01/2033#AL2976	Mortgage Backed Security 2.50% 1/01/33	**	86
	FNMA 20YR 2.5% 01/01/2033#AL2982	Mortgage Backed Security 2.50% 1/01/33	**	99
	FNMA 20YR 3.00% 11/32 #MA1237	Mortgage Backed Security 3.00% 11/01/32	**	1,043
	FNMA 20YR 4.5% 03/01/2039#FM1774	Mortgage Backed Security 4.50% 3/01/39	**	84
	FNMA 20YR 4.5% 06/01/2039#FM1045	Mortgage Backed Security 4.50% 6/01/39	**	43
	FNMA 20YR 4.5% 08/01/2039#FM1353	Mortgage Backed Security 4.50% 8/01/39	**	117
	FNMA 5.50% 11/34 #310105	Mortgage Backed Security 5.50% 11/01/34	**	143
	FNMA 6.50% 12/35 #AD0723	Mortgage Backed Security 6.50% 12/01/35	**	28
	FNMA 6.50% 7/32 #545759	Mortgage Backed Security 6.50% 7/01/32	**	8
	FNMA 6.50% 8/36 #888034	Mortgage Backed Security 6.50% 8/01/36	**	5
	FNMA 6.50% 8/36 #888544	Mortgage Backed Security 6.50% 8/01/36	**	24
	FNMA 6.50% 8/36 #AE0746	Mortgage Backed Security 6.50% 8/01/36	**	19
	FNMA GTD MTG PASS THRU CTF 3.5% 10/25/2044	Mortgage Backed Security 3.50% 10/25/44	**	382
	FNR 2013-16 GP 3% 1/1/33	Mortgage Backed Security 3.00% 3/25/33	**	52
	FNR 2015-42 LE 3.0% 06/25/45	Mortgage Backed Security 3.00% 6/25/45	**	332
	FNR 2015-49 LE 3% 07/45	Mortgage Backed Security 3.00% 7/25/45	**	265
	FNR 2015-54 GA 2.5% 07/25/2045	Mortgage Backed Security 2.50% 7/25/45	**	183
	FNR 2016-19 AH 3% 04/46	Mortgage Backed Security 3.00% 4/25/46	**	260
	FNR 2016-26 CG 3% 05/46	Mortgage Backed Security 3.00% 5/25/46	**	692
	FNR 2016-34 GH 3% 06/46	Mortgage Backed Security 3.00% 6/25/46	**	646
	FNR 2016-37 BK 3% 06/25/46	Mortgage Backed Security 3.00% 6/25/46	**	748
	FNR 2017-20 AP 3.5% 03/25/2045	Mortgage Backed Security 3.50% 3/25/45	**	644
	FNR 2018-16 NB 3.25% 12/25/2044	Mortgage Backed Security 3.25% 12/25/44	**	38
	FORD CR FLOORPLN MAST OWN TR A 4.92% 05/15/2028 14	Mortgage Backed Security 4.92% 5/15/28	**	994
	FORD CR FLOORPLN MAST OWN TR A 5.29% 04/15/2029 14	Mortgage Backed Security 5.29% 4/15/29	**	1,184
	FORD CREDIT AUTO OWNER TRUST 2023-B 5.23% 05/15/20	Mortgage Backed Security 5.23% 5/15/28	**	924
	FREDDIE MAC REMICS 2018-4766 MA 3.5% 02/15/2046	Mortgage Backed Security 3.50% 2/15/46	**	612
	FREDDIE MAC REMICS 3% 10/25/2048	Mortgage Backed Security 3.00% 10/25/48	**	572

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	GALLAGHER (ARTHUR J.) & CO 4.6% 12/15/2027	Corporate Bond 4.60% 12/15/27	**	433
	GALLAGHER (ARTHUR J.) & CO 4.85% 12/15/2029	Corporate Bond 4.85% 12/15/29	**	71
	GENERAL MTRS FINL CO INC 1.25% 01/08/2026	Corporate Bond 1.25% 1/08/26	**	1,687
	GENERAL MTRS FINL CO INC 2.35% 02/26/2027	Corporate Bond 2.35% 2/26/27	**	765
	GEORGIA POWER CO 4.65% 05/16/2028	Corporate Bond 4.65% 5/16/28	**	841
	GM FINANCIAL LEASING TRUST 2023-3 5.38% 11/20/2026	Mortgage Backed Security 5.38% 11/20/26	**	120
	GM FINANCIAL SECURITIZED TERM AUTO RECEIVABLES TR	Mortgage Backed Security 5.78% 8/16/28	**	1,078
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2023-2	Mortgage Backed Security 4.47% 2/16/28	**	404
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2023-3	Mortgage Backed Security 5.45% 6/16/28	**	250
	GMF FLOORPLAN OWNER REVOLVING TR 5.13% 03/15/2029	Mortgage Backed Security 5.13% 3/15/29	**	1,569
	GMF FLOORPLAN OWNER REVOLVING TR 5.34% 06/15/2028	Mortgage Backed Security 5.34% 6/15/28	**	1,365
	GOLDMAN SACHS GROUP INC (THE) 2.64%/VAR 02/24/2028	Corporate Bond 2.64% 2/24/28	**	1,503
	GOLDMAN SACHS GROUP INC (THE) 4.482%/VAR 08/23/202	Corporate Bond 4.48% 8/23/28	**	1,406
	GS MTG SECS TR 2015-GC32 AAB 3.513% 07/10/2048	Mortgage Backed Security 3.51% 7/10/48	**	41
	GUARDIAN LIFE GLOBAL FUNDING 1.4% 07/06/2027 144A	Corporate Bond 1.40% 7/06/27	**	1,765
	HAROT 2023-4 5.67% 06/21/2028	Mortgage Backed Security 5.67% 6/21/28	**	958
	HEALTHCARE REALTY HOLDINGS LP 3.5% 08/01/2026	Corporate Bond 3.50% 8/01/26	**	165
	HEWLETT PACKARD ENTERPRISE CO 4.4% 09/25/2027	Corporate Bond 4.40% 9/25/27	**	590
	HOME DEPOT INC 2.875% 04/15/2027	Corporate Bond 2.88% 4/15/27	**	682
	HSBC HOLDINGS PLC 5.21%/VAR 08/11/2028	Corporate Bond 5.21% 8/11/28	**	1,053
	HSBC HOLDINGS PLC 5.597%/VAR 05/17/2028	Corporate Bond 5.60% 5/17/28	**	1,527
	HUNTINGTON AUTO TR 2024-1 5.23% 01/16/2029 144A	Mortgage Backed Security 5.23% 1/16/29	**	1,542
	HUNTINGTON BANCSHARES INC/OH 4.443%/VAR 08/04/2028	Corporate Bond 4.44% 8/04/28	**	832
	HYUNDAI AUTO LEASE SECURITIZATION TRUST 2024-B 5.4	Mortgage Backed Security 5.41% 5/17/27	**	418
	HYUNDAI AUTO RECEIVABLES TR 2024-A 4.99% 02/15/202	Mortgage Backed Security 4.99% 2/15/29	**	258
	HYUNDAI AUTO RECEIVABLES TRUST 2023-B 5.48% 04/17/	Mortgage Backed Security 5.48% 4/17/28	**	252
	HYUNDAI AUTO RECEIVABLES TRUST 2023-C 5.54% 10/16/	Mortgage Backed Security 5.54% 10/16/28	**	792
	HYUNDAI CAP AMER 4.3% 09/24/2027 144A	Corporate Bond 4.30% 9/24/27	**	1,294
	ING GROEP NV 1.726%/VAR 04/01/2027	Corporate Bond 1.73% 4/01/27	**	844
	ING GROEP NV 5.335%/VAR 03/19/2030	Corporate Bond 5.34% 3/19/30	**	806

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	INGERSOLL RAND INC 5.176% 06/15/2029	Corporate Bond 5.18% 6/15/29	**	1,518
	INGERSOLL RAND INC 5.197% 06/15/2027	Corporate Bond 5.20% 6/15/27	**	1,521
	INTERCONTINENTAL EXCHANGE INC 4% 09/15/2027	Corporate Bond 4.00% 9/15/27	**	1,602
	JACKSON NATL LIFE GLOBAL FDG 4.6% 10/01/2029 144A	Corporate Bond 4.60% 10/01/29	**	1,335
	JACKSON NATL LIFE GLOBAL FDG 5.55% 07/02/2027 144A	Corporate Bond 5.55% 7/02/27	**	422
	JPMCC COML MTG SECS TR 2016-JP4 A2 2.984% 12/15/20	Mortgage Backed Security 2.98% 12/15/49	**	83
	JP MORGAN CHASE	Synthetic GIC - 2.425% (fair value to contract value)	**	4,024
	JPMORGAN CHASE & CO 1.045%/VAR 11/19/2026	Corporate Bond 1.04% 11/19/26	**	1,638
	JPMORGAN CHASE & CO 1.47%/VAR 09/22/2027	Corporate Bond 1.47% 9/22/27	**	1,872
	JPMORGAN CHASE & CO 2.083%/VAR 04/22/2026	Corporate Bond 2.08% 4/22/26	**	1,792
	JPMORGAN CHASE & CO 2.947%/VAR 02/24/2028	Corporate Bond 2.95% 2/24/28	**	1,652
	JPMORGAN CHASE & CO 4.851%/VAR 07/25/2028	Corporate Bond 4.85% 7/25/28	**	1,429
	JPMORGAN CHASE & CO 5.7%/VAR 04/22/2028	Corporate Bond 5.57% 4/22/28	**	908
	KENVUE INC 5.05% 03/22/2028	Corporate Bond 5.05% 3/22/28	**	1,215
	KENVUE INC 5.35% 03/22/2026	Corporate Bond 5.35% 3/22/26	**	578
	KEYBANK NATL ASSN 4.15% 08/08/2025	Corporate Bond 4.15% 8/08/25	**	518
	KEYCORP SOFRINDX+125 05/23/2025	Corporate Bond 5.70% 5/23/25	**	596
	LIFE FINANCIAL SERVICES TRUST 2022 TSFR1M+129.524	Mortgage Backed Security 5.69% 5/15/39	**	1,232
	LLOYDS BANKING GROUP PLC 4.375% 03/22/2028	Corporate Bond 4.38% 3/22/28	**	989
	LLOYDS BANKING GROUP PLC 5.985%/VAR 08/07/2027	Corporate Bond 5.99% 8/07/27	**	756
	MASSACHUSETTS MUTUAL	Synthetic GIC - 2.425% (fair value to contract value)	**	1,831
	MASSMUTUAL GLOBAL FDG II 4.85% 01/17/2029 144A	Corporate Bond 4.85% 1/17/29	**	1,636
	MASSMUTUAL GLOBAL FDG II 5.1% 04/09/2027 144A	Corporate Bond 5.10% 4/09/27	**	1,439
	MERCEDES-BENZ AUTO LEASE TRUST 2024-A 5.32% 01/18/	Mortgage Backed Security 5.32% 1/18/28	**	267
	MERCEDES-BENZ AUTO RECEIVABLES TR 2023-2 5.95% 11/	Mortgage Backed Security 5.95% 11/15/28	**	618
	MERCEDES-BENZ FINANCE NORTH AMERICA LLC 1.45% 03/0	Corporate Bond 1.45% 3/02/26	**	1,387
	MERCEDES-BENZ FINANCE NORTH AMERICA LLC 4.8% 08/01	Corporate Bond 4.80% 8/01/29	**	1,207
	METROPOLITAN LIFE INC CO	Synthetic GIC - 2.425% (fair value to contract value)	**	2,061
	MET TOWER GLOBAL FUNDING 4% 10/01/2027 144A	Corporate Bond 4.00% 10/01/27	**	437
	MITSUBISHI UFJ FIN GRP INC 1.64%/VAR 10/13/2027	Corporate Bond 1.64% 10/13/27	**	2,285

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	MITSUBISHI UFJ FIN GRP INC 5.541%/VAR 04/17/2026	Corporate Bond 5.54% 4/17/26	**	1,013
	MIZUHO FINL GROUP INC 1.234%/VAR 05/22/2027	Corporate Bond 1.23% 5/22/27	**	2,002
	MIZUHO FINL GROUP INC 2.651%/VAR 05/22/2026	Corporate Bond 2.65% 5/22/26	**	1,562
	MORGAN STANLEY 2.188%/VAR 04/28/2026	Corporate Bond 2.19% 4/28/26	**	1,393
	MORGAN STANLEY 4.679%/VAR 07/17/2026	Corporate Bond 4.68% 7/17/26	**	1,098
	MORGAN STANLEY 5.042%/VAR 07/19/2030	Corporate Bond 5.04% 7/19/30	**	1,325
	MSBAM 2016-C28 3.272% 01/15/49	Mortgage Backed Security 3.27% 1/15/49	**	334
	NATIONAL BANK OF CANADA 4.5% 10/10/2029	Corporate Bond 4.50% 10/10/29	**	886
	NATIONWIDE LIFE INS CO	Synthetic GIC - 2.435% (fair value to contract value)	**	3,040
	NATWEST GROUP PLC 1.642%/VAR 06/14/2027	Corporate Bond 1.64% 6/14/27	**	1,310
	NATWEST MARKETS PLC 5.416% 05/17/2027 144A	Corporate Bond 5.42% 5/17/27	**	1,326
	NISOURCE INC 0.95% 08/15/2025	Corporate Bond 0.95% 8/15/25	**	621
	NISSAN AUTO RECEIVABLES 2023-B OWNER TR 5.93% 03/1	Mortgage Backed Security 5.93% 3/15/28	**	732
	NISSAN MASTER OWNER TR RECEIVABLE 5.05% 02/15/2029	Mortgage Backed Security 5.05% 2/15/29	**	457
	NTT FINANCE CORP 1.162% 04/03/2026 144A	Corporate Bond 1.16% 4/03/26	**	1,768
	ONEOK INC 4.25% 09/24/2027	Corporate Bond 4.25% 9/24/27	**	124
	ONEOK INC 4.4% 10/15/2029	Corporate Bond 4.40% 10/15/29	**	127
	OPG TR 2021-PORT TSFR1M+59.848 8 10/15/2036 144A	Mortgage Backed Security 5.00% 10/15/36	**	1,123
	ORACLE CORP 1.65% 03/25/2026	Corporate Bond 1.65% 3/25/26	**	730
	OREILLY AUTOMOTIVE INC 5.75% 11/20/2026	Corporate Bond 5.75% 11/20/26	**	411
	PACIFIC LIFE INS CO	Synthetic GIC - 2.425% (fair value to contract value)	**	1,784
	PARKER-HANNIFIN CORP 4.25% 09/15/2027	Corporate Bond 4.25% 9/15/27	**	712
	PHILIP MORRIS INTL INC 0.875% 05/01/2026	Corporate Bond 0.88% 5/01/26	**	911
	PHILIP MORRIS INTL INC 4.75% 02/12/2027	Corporate Bond 4.75% 2/12/27	**	1,208
	PNC FINANCIAL SERVICES GRP INC 5.354%/VAR 12/02/20	Corporate Bond 5.35% 12/02/28	**	957
	PORSCHE FINL AUTO SECURITIZATION TR 2023 5.79% 01/	Mortgage Backed Security 5.79% 1/22/29	**	574
	PRUDENTIAL INS CO AMERICA	Synthetic GIC - 2.425% (fair value to contract value)	**	3,530
	RGA GLOBAL FUNDING 2% 11/30/2026 144A	Corporate Bond 2.00% 11/30/26	**	698
	RGA GLOBAL FUNDING 5.448% 05/24/2029 144A	Corporate Bond 5.45% 5/24/29	**	760
	ROGERS COMMUNICATIONS INC 3.2% 03/15/2027	Corporate Bond 3.20% 3/15/27	**	465
	ROPER TECHNOLOGIES INC 4.5% 10/15/2029	Corporate Bond 4.50% 10/15/29	**	426
	ROSS STORES INC 0.875% 04/15/2026	Corporate Bond 0.88% 4/15/26	**	1,494

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	RTX CORP 5.75% 01/15/2029	Corporate Bond 5.75% 1/15/29	**	304
	RTX CORP 5.75% 11/08/2026	Corporate Bond 5.75% 11/08/26	**	625
	S&P GLOBAL INC 2.45% 03/01/2027	Corporate Bond 2.45% 3/01/27	**	1,560
	SAMMONS FINANCIAL GROUP GLOBAL FUNDING 5.1% 12/10/	Corporate Bond 5.10% 12/10/29	**	849
	SANTANDER HLDGS USA INC 2.49%/VAR 01/06/2028	Corporate Bond 2.49% 1/06/28	**	539
	SANTANDER HLDGS USA INC 6.124%/VAR 05/31/2027	Corporate Bond 6.12% 5/31/27	**	424
	SBNA AUTO LEASE TRUST 2024-B 5.56% 11/22/2027 144A	Mortgage Backed Security 5.56% 11/22/27	**	238
	SFS AUTO RECEIVABLES SECURITIZATION TR 2024-1 4.95	Mortgage Backed Security 4.95% 5/21/29	**	462
	SFS AUTO RECEIVABLES SECURITIZATION TR 2024-2 5.33	Mortgage Backed Security 5.33% 11/20/29	**	136
	SOCIETE GENERALE FRANCE 1.488%/VAR 12/14/2026 144A	Corporate Bond 1.49% 12/14/26	**	1,089
	SOCIETE GENERALE FRANCE 1.792%/VAR 06/09/2027 144A	Corporate Bond 1.79% 6/09/27	**	1,318
	SOCIETE GENERALE FRANCE 2.797%/VAR 01/19/2028 144A	Corporate Bond 2.80% 1/19/28	**	1,830
	SOUTHERN COMPANY 5.5% 03/15/2029	Corporate Bond 5.50% 3/15/29	**	759
	SREIT TR 2021-MFP TSFR1M+84.528 08 11/15/2038 144A	Mortgage Backed Security 5.24% 11/15/38	**	771
	STATE ST BK & TR CO BOSTON	Synthetic GIC - 2.425% (fair value to contract value)	**	2,430
	STATE STREET CORP 2.901%/VAR 03/30/2026	Corporate Bond 2.90% 3/30/26	**	77
	STATE STREET CORP 4.53%/VAR 02/20/2029	Corporate Bond 4.53% 2/20/29	**	722
	SUMITOMO MITSUI FINL GRP INC 1.402% 09/17/2026	Corporate Bond 1.40% 9/17/26	**	1,899
	TAUBMAN CENTERS COMMERCIAL MORTGAGE TRUST 24-DPM A	Mortgage Backed Security 5.74% 12/15/39	**	399
	TESLA 2024-A A3 5.3% 06/21/2027 144A	Mortgage Backed Security 5.30% 6/21/27	**	575
	TESLA ELEC VEH TR 2023-1 5.38% 06/20/2028 144A	Mortgage Backed Security 5.38% 6/20/28	**	629
	TORONTO DOMINION BANK 2.8% 03/10/2027	Corporate Bond 2.80% 3/10/27	**	1,567
	TORONTO DOMINION BANK 4.783% 12/17/2029	Corporate Bond 4.78% 12/17/29	**	1,041
	TOYOTA AUTO RECEIVABLES 2023-D OWNER TR 5.54% 08/1	Mortgage Backed Security 5.54% 8/15/28	**	783
	TOYOTA MOTOR CREDIT CORP 4.55% 08/09/2029	Corporate Bond 4.55% 8/09/29	**	169
	TRANSAMERICA PREMIER LIFE	Synthetic GIC - 2.425% (fair value to contract value)	**	3,204
	TRUIST FINANCIAL CORP 4.26%/VAR 07/28/2026	Corporate Bond 4.26% 7/28/26	**	1,471
	UBS GROUP AG 1.305%/VAR 02/02/2027 144A	Corporate Bond 1.30% 2/02/27	**	1,643
	UBS GROUP AG 6.373%/VAR 07/15/2026 144A	Corporate Bond 6.37% 7/15/26	**	1,140
	USAA AUTO OWNER TRUST 2023-A 5.58% 05/15/2028 144A	Mortgage Backed Security 5.58% 5/15/28	**	1,396
	UST NOTES 3.625% 05/31/2028	Government Bond 3.63% 5/31/28	**	3,386

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	UST NOTES 3.625% 08/31/2029	Government Bond 3.63% 8/31/29	**	7,425
	UST NOTES 3.75% 12/31/2028	Government Bond 3.75% 12/31/28	**	54,295
	UST NOTES 4% 01/31/2029	Government Bond 4.00% 1/31/29	**	14,990
	UST NOTES 4% 06/30/2028	Government Bond 4.00% 6/30/28	**	50,016
	UST NOTES 4.125% 07/31/2028	Government Bond 4.13% 7/31/28	**	59,003
	UST NOTES 4.125% 10/31/2029	Government Bond 4.13% 10/31/29	**	11,089
	UST NOTES 4.125% 11/30/2029	Government Bond 4.13% 11/30/29	**	1,402
	UST NOTES 4.375% 12/31/2029	Government Bond 4.38% 12/31/29	**	3,643
	VIRGINIA ELECTRIC AND POWER CO 3.75% 05/15/2027	Corporate Bond 3.75% 5/15/27	**	1,558
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-1 5.02% 0	Mortgage Backed Security 5.02% 6/20/28	**	686
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-2 5.48% 1	Mortgage Backed Security 5.48% 12/20/28	**	913
	VOLKSWAGEN GROUP AMER FIN LLC 4.35% 06/08/2027 144	Corporate Bond 4.35% 6/08/27	**	688
	VOLKSWAGEN GROUP AMER FIN LLC 5.7% 09/12/2026 144A	Corporate Bond 5.70% 9/12/26	**	2,052
	VOLVO FINANCIAL EQUIPMENT LLC SERIES 2024-1 4.29%	Mortgage Backed Security 4.29% 10/16/28	**	96
	WARNERMEDIA HOLDINGS INC 3.755% 03/15/2027	Corporate Bond 3.76% 3/15/27	**	432
	WELLS FARGO & CO NEW 2.164%/VAR 02/11/2026	Corporate Bond 2.16% 2/11/26	**	1,115
	WELLS FARGO & CO NEW 2.188%/VAR 04/30/2026	Corporate Bond 2.19% 4/30/26	**	1,094
	WELLS FARGO & CO NEW 3.526%/VAR 03/24/2028	Corporate Bond 3.53% 3/24/28	**	932
	WELLS FARGO & CO NEW 4.808%/VAR 07/25/2028	Corporate Bond 4.81% 7/25/28	**	1,424
	WELLS FARGO BK NATL ASSN 5.254% 12/11/2026	Corporate Bond 5.25% 12/11/26	**	1,421
	WELLS FARGO CARD ISSUANCE TRUST 4.94% 02/15/2029	Mortgage Backed Security 4.94% 2/15/29	**	1,354
	WILLIAMS COS INC 4.8% 11/15/2029	Corporate Bond 4.80% 11/15/29	**	637
	WORLD OMNI AUTO RECEIVABLES TR 2023-D 5.79% 02/15/	Mortgage Backed Security 5.79% 2/15/29	**	874
	WORLD OMNI AUTO RECEIVABLES TR 2024-A 4.86% 03/15/	Mortgage Backed Security 4.86% 3/15/29	**	1,566
	WORLD OMNI AUTO RECEIVABLES TR 2024-B 5.27% 09/17/	Mortgage Backed Security 5.27% 9/17/29	**	620
	WORLD OMNI AUTO RECEIVABLES TRUST 2023-C 5.15% 11/	Mortgage Backed Security 5.15% 11/15/28	**	147
	WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TR 2024	Mortgage Backed Security 5.26% 10/15/27	**	582
	Subtotal – Managed Income Funds			479,647
	Self-Directed Brokerage Account		**	178,806
	Total Investment Assets			3,434,960
*	Participant Loans	Interest rates ranging 4.25% - 9.50% with maturity dates through January 2030		49,845

* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2024
(in thousands)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 27, 2025	By: /s/Michelle R. Stewart
Michelle R. Stewart
Vice President, Chief Accounting Officer and Corporate Controller, Eastman Chemical Company;
Member of Eastman Investment Plan Committee and
Named Fiduciary for Eastman Investment and Employee Stock Ownership Plan

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number
23.1	Consent of CroweLLP Independent Registered Public Accounting Firm
23.2	Consent of ArmaninoLLP Independent Registered Public Accounting Firm